SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
______________________

Report of Foreign Private Issuer

______________________

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 7, 2009

______________________

ACTIONS SEMICONDUCTOR CO., LTD. ______________________ 15-1, No. 1 HIT Road Tangjia, Zhuhai Guangdong, 519085 The People’s Republic of China (86-756) 339-2353 ______________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Actions Semiconductor Co., Ltd. (the “Company”) is furnishing under cover of Form 6-K a press announcement dated May 6, 2009, relating to Company’s financial results for the three months ended March 31, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACTIONS SEMICONDUCTOR CO., LTD
By: /S/ Patricia Chou Name: Patricia Chou Title: Chief Financial Officer

Dated:  May 7, 2009

Actions Semiconductor Reports First Quarter 2009 Results

ZHUHAI, China, May 6, 2009 – Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of China’s leading fabless semiconductor companies that provides comprehensive mixed-signal system-on-a-chip (SoC) and multimedia digital signal processing (DSP) solutions for portable consumer electronics, today reported its financial results for the first quarter ended March 31, 2009.

All financial results are reported on a U.S. GAAP basis.

Revenue for the first quarter of 2009 was $12.2 million, as compared to revenue of $16.1 million for the fourth quarter of 2008, and $25.2 million for the first quarter of 2008.

Net loss attributable to Actions Semiconductor shareholders for the first quarter of 2009 was $1.5 million, or $0.02 per ADS, compared to net income attributable to Actions Semiconductor shareholders of $0.5 million, or $0.01 per ADS, for the fourth quarter of 2008, and net income attributable to Actions Semiconductor shareholders of $10.7 million, or $0.13 per ADS, for the first quarter of 2008.

Actions Semiconductor reported gross margin of 33.6% for the first quarter of 2009.  Actions Semiconductor ended the quarter with $43.8 million in cash and cash equivalents together with time deposits.  Trading securities and marketable securities, current and non-current, at the end of the quarter were $218.0 million.

Since the share repurchase programs started in year 2007, the Company has invested approximately $21.6 million in repurchasing its shares.  As of March 31, 2009, over 8.9 million American Depositary Shares (ADSs) were repurchased.

“We delivered first quarter revenue slightly above our original expectations.  Our revenue in the first quarter was driven by an increase in sales of our low end products,” stated Mr. Nan-Horng Yeh, CEO of Actions Semiconductor.  “As demand levels for consumer electronics continue to be impacted by the economic crisis, we believe that investing our resources in new product development with a focus on gaining traction in new geographies and end markets remains an important component of our long-term growth strategy.”

“We are committed to continued cost reduction programs as the preservation of our solid balance sheet and strong cash position is a fundamental priority for our management team.  We believe that our sound financials, coupled with our market position and superior product functionality, uniquely positions us with leading market share and operating flexibility in this challenging environment,” concluded Mr. Yeh.

Business Outlook

The following statements are based upon management’s current expectations.  These statements are forward-looking, and actual results may differ materially.  The company undertakes no obligation to update these statements.

For the second quarter of fiscal year 2009 ending June 30, 2009, Actions Semiconductor estimates revenue in the range of $9 to $12 million, gross margin of 30%-35%, and operating expenses slightly higher on a sequential basis.  The second quarter 2009 estimates include share-based compensation expense in the range of $1.0 to $1.2 million.

Conference Call Details
Actions Semiconductor’s first quarter 2009 teleconference and webcast is scheduled to begin at 5:30 p.m. Eastern Time, on Wednesday, May 6, 2009.  To participate in the live call, analysts and investors should dial 877-941-1469 (within U.S.) or 480-629-9678 (outside U.S.) at least ten minutes prior to the call.  Actions Semiconductor will also offer a live and archived webcast of the conference call, accessible from the “Investor Relations” section of the company’s website at www.actions-semi.com. An audio replay of the call will be available to investors through May 8, 2009, by dialing 800-406-7325 (within U.S.) or 303-590-3030 (outside U.S.) and entering the passcode 4061306.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides mixed-signal and multimedia SoC solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components and the providers of those components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The company is headquartered in Zhuhai, China, with offices in Beijing, Shanghai, and Shenzhen. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause Actions Semiconductor's actual results to differ materially from our current expectations. Factors that could cause Actions Semiconductor's results to differ materially from those set forth in these forward-looking statements include customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our most recently filed Forms F-1, 20-F and 6-Ks. Actions Semiconductor undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.

Investor Contacts:
Lisa Laukkanen                                                                Jimmy Liu
The Blueshirt Group                                                        Investor Relations at Actions Semiconductor
lisa@blueshirtgroup.com                                                jimmy@actions-semi.com
415-217-4967                                                                     +86-21-5080-3900*1211

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED BALANCE SHEET
(in thousands of U.S. dollars)

	At March 31,	At December 31,	At March 31,
	2009	2008	2008
	(unaudited)		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	43,696	45,435	121,068
Time deposits	103	61	1,692
Restricted cash	439	440	-
Marketable securities	187,144	201,151	129,243
Trading securities	7,076	19,299	-
Accounts receivable, net	2,502	2,435	4,509
Amount due from a related party	1,654	1,497	1,125
Notes receivable	112	74	-
Inventories	6,737	8,720	9,873
Prepaid expenses and other current assets	1,847	1,532	2,435
Deferred tax assets	750	686	573
Total current assets	252,060	281,330	270,518

Investment in equity method investee	3,963	4,142	1,594
Other investments	7,138	7,044	5,627
Marketable securities	23,742	-	-
Rental deposits	60	39	62
Property, plant and equipment, net	6,914	7,144	6,737
Land use right	1,569	1,580	1,562
Acquired intangible assets, net	3,750	4,197	5,543
Deposit paid for acquisition of property, plant and equipment	2,136	403	-
Deferred tax assets	191	206	-
TOTAL ASSETS	301,523	306,085	291,643

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	5,093	4,050	6,927
Accrued expenses and other current liabilities	4,086	6,846	4,438
Other liabilities	1,960	1,818	706
Loan from minority shareholders	1,500	1,500	1,500
Short-term bank loan	2,926	-	-
Income tax payable	221	221	962
Deferred tax liabilities	746	480	84
Total current liabilities	16,532	14,915	14,617

Other liabilities	176	249	642
Deferred tax liabilities	1,933	1,750	554
Total liabilities	18,641	16,914	15,813
Equity:
Actions Semiconductor Co., Ltd. shareholders' equity:
Ordinary shares	1	1	1
Additional paid-in capital	32,102	36,606	43,158
Accumulated other comprehensive income	20,270	20,483	15,919
Retained earnings	230,557	232,046	216,620
Actions Semiconductor Co., Ltd. shareholders' equity	282,930	289,136	275,698
Noncontrolling interest	(48)	35	132
Total equity	282,882	289,171	275,830
TOTAL LIABILITIES AND EQUITY	301,523	306,085	291,643

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED INCOME STATEMENT
(in thousands of U.S. dollars, except per share amounts)

	Three months ended	Three months ended	Three months ended
	March 31,	December 31,	March 31,
	2009	2008	2008
	(unaudited)	(unaudited)	(unaudited)

Revenues	12,239	16,052	25,193
Cost of revenues	(8,130)	(8,879)	(11,820)
Gross profit	4,109	7,173	13,373
Other operating income	267	159	332
Operating expenses:
Research and development	(4,710)	(5,047)	(3,754)
General and administrative	(2,375)	(2,746)	(1,848)
Selling and marketing	(290)	(449)	(408)
Total operating expenses	(7,375)	(8,242)	(6,010)
(Loss) income from operations	(2,999)	(910)	7,695
Other (expense) income	(886)	(414)	1,527
Fair value change in trading securities	41	44	-
Interest income	2,873	3,147	2,523
Interest expense	(27)	-	(4)
(Loss) income before income taxes, equity in net loss of an equity method investee and noncontrolling interest	(998)	1,867	11,741
Income tax expense	(395)	(1,207)	(991)
Equity in net loss of an equity method investee	(179)	(216)	(125)

Net (loss) income	(1,572)	444	10,625
Less: Net loss attributable to noncontrolling interest	83	105	72
Net (loss) income attributable to Actions Semiconductor Co., Ltd.	(1,489)	549	10,697

Net (loss) income per share - basic and diluted:
Net (loss) income attributable to Actions Semiconductor Co., Ltd.	(0.00)	0.00	0.02

Basic and diluted (per ADS)	(0.02)	0.01	0.13

Weighted-average shares used in computation:
Basic	467,919,929	491,689,408	507,720,797
Diluted	467,919,929	491,689,408	507,720,797

Weighted-average ADS used in computation :
Basic	77,986,655	81,948,235	84,620,133
Diluted	77,986,655	81,948,235	84,620,133

Note:Stock compensation recorded in each
expense classification above is as follows:
Cost of revenues	-	46	-
Research and development	651	573	-
General and administrative	343	273	-
Selling and marketing	52	52	-

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three months ended March 31, 2009	Three months ended December 31, 2008	Three months ended March 31, 2008
	(unaudited)	(unaudited)	(unaudited)
Operating activities:
Net (loss) income attributable to Actions Semiconductor Co., Ltd.	(1,489)	549	10,697
Adjustments to reconcile net (loss) income to net cash provided by
(used in) operating activities:
Depreciation and amortization of property, plant and equipment	544	567	475
(Reversal) allowance for doubtful accounts receivable	(60)	157	-
Amortization of acquired intangible assets	814	788	804
Utilization of subsidy from local authorities of Beijing and Zhuhai, the People's Republic of China ("PRC")	(226)	(34)	(329)
Write down of inventories	126	150	273
(Gain) loss on disposal of property, plant and equipment	(7)	7	-
Equity in net loss of an equity method investee	179	216	125
Share-based compensation	1,046	944	-
Fair value change in trading securities	(41)	(44)	-
Proceeds from disposal of trading securities	23,574	-	-
Purchase of trading securities	(11,310)	(9,916)	-
Net Loss attributable to noncontrolling interest	(83)	(105)	(72)
Deferred taxes	400	983	804
Changes in operating assets and liabilities:
Accounts receivable	(7)	4,005	594
Amount due from a related party	(157)	783	(182)
Notes receivable	(38)	132	387
Inventories	1,846	(912)	2,869
Amount due from an equity method investee	-	-	52
Prepaid expenses and other current assets	(321)	920	83
Accounts payable	1,050	(3,200)	(5,899)
Accrued expenses and other current liabilities	(2,590)	(5,025)	(6,598)
Income tax payable	-	(332)	189
Rental deposit (paid) refunded	(21)	48	20
Net cash provided by (used in) operating activities	13,229	(9,319)	4,292

Investing activities:
Increase in an equity method investee	-	(3,000)	-
Purchases of other investments	-	(2,050)	(80)
(Purchases) sales of marketable securities	(10,129)	(6,552)	42,980
Proceeds from disposal of property, plant and equipment	27	-	-
Increase in deposit paid for acquisition of property, plant and equipment	(1,733)	(368)	-
Increase in deposit paid for establish a subsidiary	-	10,239	-
Purchase of property, plant and equipment	(340)	(523)	(482)
Purchase of intangible assets	(412)	(217)	(295)
Decrease in restricted cash	-	6,387	1,854
(Increase) decrease in time deposits	(42)	1	1,024
Net cash (used in) from investing activities	(12,629)	3,917	45,001

Financing activities:
Proceeds from short-term bank loans	2,926	-	-
Repayment of short-term bank loans	-	-	(1,580)
Advance subsidy from local authorities of Beijing and Zhuhai, the PRC	299	767	44
Proceeds from loan from minority shareholders	-	-	1,500
Repurchase of ordinary shares	(5,550)	(3,122)	(521)
Net cash used in financing activities	(2,325)	(2,355)	(557)

Net (decrease) increase in cash and cash equivalents	(1,725)	(7,757)	48,736

Cash and cash equivalents at the beginning of the period	45,435	53,286	72,054

Effect of exchange rate changes on cash	(14)	(94)	278

Cash and cash equivalents at the end of the period	43,696	45,435	121,068